1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Jaunary 13, 2014

VIA EDGAR

Ms. Jamie L. Walter, Esq.

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:          ING Intermediate Bond Portfolio (File Nos. 811-03261 and 333-192688) (“Intermediate Bond”) and ING Variable Portfolios, Inc. (File Nos. 811-07651 and 333-192689) (“IVP” and, together with Intermediate Bond, the “Registrants”) Registration Statements on Form N-14 (each an “N-14”)

Dear Ms. Walter:

This letter responds to comments you provided to me via telephone on January 2, 2014 on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) in connection with the N-14s filed by the Registrants on December 6, 2013 with respect to the proposed reorganizations of (1) ING Bond Portfolio (“Bond Portfolio”) with and into Intermediate Bond, a single series registrant and (2) ING American Funds International Portfolio (“American Funds Portfolio”) with and into ING International Index Portfolio (“Index Portfolio”) (each a “Reorganization” and, together, the “Reorganizations”).  Set forth below are the comments received from the Staff and the Registrants’ respective responses thereto.  Unless otherwise defined herein, capitalized terms have the meanings ascribed to them in the N-14s.

I.             Comments Regarding the Intermediate Bond N-14

Comment 1.  In the section of the N-14 entitled “Summary of the Proposed Reorganization,” please describe any differences in the investment objectives and strategies of the two Portfolios.

Response.  Intermediate Bond has revised this section of the N-14 in response to this comment to provide additional clarification of the investment objectives and strategies of the two Portfolios.

Comment 2.  In footnote four to the Annual Portfolio Operating Expenses table, please add disclosure explaining what is meant by the term “Acquired Fund Fees and Expenses.”

Response.  “Acquired Fund Fees and Expenses” in footnote 4 is the same as its meaning in the Annual Portfolio Operating Expenses table itself.  Acquired Fund Fees and Expenses, if any, include fees and expenses incurred by a Portfolio indirectly as a result of investment in shares of one or more other investment companies, and would be calculated in accordance with Instruction 3(e) to Item 3 of Form N-1A.  Intermediate Bond has determined not to revise the footnote.

Comment 3.  The N-14 indicates that ING PIMCO Total Return Bond Portfolio also is expected to merge with and into Intermediate Bond near the anticipated closing date of the Reorganization described in the N-14.  Please indicate in correspondence whether, and to what extent, this other reorganization would impact the pro forma fees and expenses shown for the Reorganization described in the N-14.

Response.  The Adviser estimates that shareholders of Bond Portfolio would experience a further decrease in Total Annual Portfolio Operating Expenses of approximately 1.6 basis points if ING PIMCO Total Return Bond Portfolio also reorganized into Intermediate Bond, assuming assets and expenses of all Portfolios as of June 30, 2013.  As this is an estimate based on trailing net asset figures, the actual savings for shareholders ultimately could be different.

Comment 4.  Please correct the typographical error in the fourth paragraph of the section entitled “Advisers to the Portfolio.”

Response.  Intermediate Bond has corrected the error in the N-14.

Comment 5.  In the sixth paragraph of the same section, please confirm the reference to the term “Separation” rather than the defined term “Separation Plan.”

Response. Intermediate Bond has changed the reference from “Separation” to “Separation Plan” in the paragraph.

Comment 6.  Please clarify in the Capitalization table on page 11 that the amounts shown for Intermediate Bond represent Class S shares of the Portfolio.

Response.  Intermediate Bond has clarified the Capitalization table in response to this comment.

Comment 7.  Please correct the reference to the incorrect portfolio in the section entitled, “What is the Board’s Recommendation?”

Response.  Intermediate Bond has corrected the reference in the N-14.

Comment 8.  On the cover page of Part B, please correct the reference to 2013, rather than 2014.

Response.  Intermediate Bond has corrected the reference on the cover page.

Comment 9.  On the same page, please correct the typographical error in the sentence describing the mechanics of the Reorganization.

Response.  Intermediate Bond has corrected the error.

Comment 10.  Please correct the date for the annual report for Intermediate Bond that is incorporated by reference.

Response.  Intermediate Bond has corrected the date in response to this comment.

Comment 11.  In the Pro Forma Statements of Operations for June 2013, please be advised that the adjustment for one-time merger costs shown is not required under Regulation S-X because the costs are not expected to have a continuing effect on Intermediate Bond.

Response.  Intermediate Bond appreciates this comment, but has determined to retain this adjustment on a voluntary basis.

Comment 12.  Also in the Pro Forma Statements of Operations, please confirm or revise the adjustment shown to the advisory fee.

Response.  Intermediate Bond has corrected the adjustment to the advisory fee in the N-14.

Comment 13.  Please confirm or revise the sentence in Note 1 to the Pro Forma Financial Statements that indicates that the Pro Forma Portfolio of Investments reflects the Adviser’s assumption that most portfolio transitioning in preparation for the Reorganization will occur shortly prior to closing.

Response.  Intermediate Bond has revised Note 1 to remove reference to this assumption, as the Adviser is not expected to sell a significant portion of the portfolio holdings of Bond Portfolio in anticipation of the Reorganization.

Comment 14.  Please provide the usual Tandy representation.

Response. The requested Tandy representation is provided as Attachment A.

II.       Comments Regarding the IVP N-14

Comment 1.  Please add a period to the end of the penultimate sentence of the letter to shareholders.

Response.  IVP has corrected this typographical error.

Comment 2.  Please clearly disclose at the beginning of the section of the N-14 entitled, “Summary of the Proposed Reorganization” that the two Portfolios have different investment objectives.

Response.  In response to this comment, IVP has added disclosure to the first bullet point in the section comparing the two Portfolios, indicating that the two Portfolios have different investment objectives.

Comment 3.  A bullet point in the same section indicates that the costs associated with purchasing securities to align American Funds Portfolio’s investment portfolio with Index Portfolio’s investment strategies in anticipation of the Reorganization would be shared equally between the Adviser and American Funds Portfolio. Please explain in the N-14 whether these costs will impact variable product holders’ account values after the Reorganization.

Response.  IVP has added disclosure to this bullet point indicating that costs borne by American Funds Portfolio in connection with purchasing securities in preparation for the

Reorganization would be paid from the net assets of the Portfolio prior to the Reorganization.

Comment 4.  Please revise the similar language regarding transition expenses on page 13 in a manner consistent with the revisions requested in Comment 3.

Response.  IVP has made corresponding revisions to the language on page 13 in response to this comment.

Comment 5.  In the footnotes to the Annual Portfolio Operating Expenses table, please add disclosure explaining what is meant by the term “acquired fund fees and expenses.”

Response.  “Acquired fund fees and expenses” in footnote 4 is the same as its meaning in the Annual Portfolio Operating Expenses table itself.  Acquired fund fees and expenses, if any, include fees and expenses incurred by a Portfolio indirectly as a result of investment in shares of one or more other investment companies, and would be calculated in accordance with Instruction 3(e) to Item 3 of Form N-1A.  IVP has determined not to revise the footnote.

Comment 6.  In footnote 5 to the Annual Portfolio Operating Expenses table, please confirm whether the Adviser’s contractual obligation to limit expenses through May 1, 2016 extends to acquired fund fees and expenses.

Response.  IVP has revised the footnote to clarify that the contractual obligation does not extend to interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses.

Comment 7.  Please correct the typographical error in the fourth paragraph of the section entitled “Advisers to the Portfolio.”

Response.  IVP has corrected the error in the N-14.

Comment 8.  Please describe in correspondence the purpose and functions of the transition manager discussed in the subsection entitled “Portfolio Transitioning” on page 12 of the N-14.  In your correspondence, please state whether the transition manager is anticipated to be an affiliate of the Adviser or its affiliates, and state whether American Funds Portfolio would bear the costs of this transition manager.

Response.  If shareholders approve the Reorganization, the Adviser intends to use a transition manager to assist with the alignment of the portfolio securities of American Funds Portfolio in a manner consistent with the investment strategies of Index Portfolio in preparation for the Reorganization.  The transition manager is not expected to be an affiliate of the Adviser or its affiliates.  The transition manager will not serve in an advisory capacity to American Funds Portfolio, but merely will execute trades in the portfolio securities of the Portfolio pursuant to instructions provided to it.  The transition manager will not have investment discretion with respect to these trades other than the trading discretion normally afforded to a broker or trading desk. The Adviser and the Portfolio would each pay half of the commissions charged by the transition manager.

Comment 9.  On the cover page of Part B, please correct the typographical error in the sentence describing the mechanics of the Reorganization.

Response.  IVP has corrected the error in the N-14.

Comment 10.  On the same page, please also incorporate by reference the December 31, 2012 financial statements of Index Portfolio.

Response.  IVP has added the requested incorporation to the page.

Comment 11.  In the Pro Forma Statements of Operations for June 2013, please be advised that the adjustment for one-time merger costs shown is not required under Regulation S-X because the costs are not expected to have a continuing effect on IVP.

Response.  IVP appreciates this comment, but has determined to retain this adjustment on a voluntary basis.

Comment 12.  In connection with the Portfolio of Investments, please include a chart illustrating the fair value hierarchy as of June 30, 2013.

Response.  IVP has included the hierarchy as requested.

Comment 13.  In the Notes to the Pro Forma Financial Statements, please explain that transaction costs will be incurred in connection with repositioning the Portfolios in preparation for the Reorganization, and that the Adviser or an affiliate will bear a portion of these costs.  Please also provide an estimate of these costs in the Note.

Response.  IVP has added disclosure to the Notes in accordance with this comment.

Comment 14.  Please provide the usual Tandy representation.

Response.  The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact me at 704.339.3164 or Kristen Freeman of ING Funds at 480.477.2650.

Sincerely,

/s/ Corey F. Rose
Corey F. Rose
Dechert LLP

Attachments

cc:	Huey P. Falgout, Jr., Esq.
Kristen Freeman, Esq.

Attachment A

7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258

January 13, 2014

VIA EDGAR

Ms. Jamie L. Walter, Esq.

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:                             Form N-14 Registration Statements for ING Intermediate Bond Portfolio (File Nos. 811-03261 and 333-192688) (“Intermediate Bond”) and ING Variable Portfolios, Inc. (File Nos. 811-07651 and 333-192689) (“IVP” and together with Intermediate Bond, the “Registrants”)

Dear Ms. Walter:

Each Registrant is responsible for the adequacy and accuracy of the disclosure in its respective filing captioned above.  Further, each Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to its filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the applicable Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management — ING Funds

Attachments

cc:	Jeffrey S. Puretz, Esq.
Corey F. Rose, Esq.
Dechert LLP